UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 29, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Alexander Cossin
Name: Alexander Cossin
Title: Secretary

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

FOR IMMEDIATE RELEASE
Hawthorne, NY, October 29, 2010

CONTACTS:
Ron Kolker	William J. Coote
Sr. Vice President, Chief Financial Officer	V.P. and Treasurer
(914) 345-9001	(914) 345-9001
Ron.Kolker@taro.com	William.Coote@taro.com

TARO PROVIDES PRELIMINARY THIRD QUARTER 2010 FINANCIAL RESULTS

Hawthorne, NY, October 29, 2010 - Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided preliminary, unaudited and unreviewed financial results for the third quarter and nine months ended September 30, 2010.

Third Quarter 2010 Highlights
●	Net Sales of $103.2 million increased $9.4 million, or 10.0%, over the third quarter 2009.
●	Operating Income margin was 23.3% compared to 17.9% in 2009.
●	Net Income was $18.9 million.

Nine Month 2010 Highlights
●	Net Sales of $290.5 million, increased $14.9 million, or 5.4%, over the 2009 nine month period.
●	Operating Income margin was 21.0% compared to 18.7% in 2009.
●	Net Income was $48.0 million.

The financial results do not include certain transaction costs for claims related to the change of control. The Company believes these claims are without merit.

Balance Sheet Highlights
●
Total debt at September 30, 2010, was $131.8 million, a decrease of $25.8 million from December 2009.  Subsequent to September 30, 2010, the Company retired additional debt of approximately $44.2 million.

Dilip Shanghvi, Taro’s Chairman of the Board commented, “Though Taro provides a platform to expand generic opportunities, the organization requires a significant and sustained rebuilding effort.  Single digit growth in sales at relatively low margins, compared to Sun’s other core businesses, are indicative of the magnitude of this challenge.  Now that the transfer of control to Sun Pharma has been completed, we will work to further move the Company forward.  With the help of a committed team, we hope to deliver in line with the expectations of our stakeholders.”

-more-

Taro Pharmaceutical Industries Ltd.

Sun Pharmaceutical Industries Ltd. Acquires Controlling Interest of Taro
On September 21, 2010, the Company announced an agreement between Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (with its affiliates, "Sun Pharma") and the Levitt and Moros families, that facilitated the transfer of the Levitt and Moros families’ controlling stake in the Company pursuant to a 2007 Option Agreement.  Shortly thereafter, the Company issued 3,787,500 shares to Alkaloida Chemical Company Exclusive Group Ltd., a subsidiary of Sun Pharma, at $6.00 per share, or $22.7 million, pursuant to a certain Warrant No. 2 issued August 1, 2007.  As a result of the closing, and exercise of such warrant, Sun Pharma has increased its ownership of Taro's Ordinary Shares to 52.9% and, with Taro's Founders' Shares, its voting rights to 68.6%.

Board of Directors Appoints James Kedrowski Interim Chief Executive Officer of Taro
The Board of Directors has appointed James Kedrowski as Interim Chief Executive Officer of Taro.  Mr. Kedrowski has been with Chattem Chemicals, a division of Sun Pharma, since 1997 and is currently its Executive Vice President, and also in charge of Sun Pharma's North American operations.   Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., where he held increasingly responsible positions including North America Operations Vice President for Alcoa Chemicals.

Completion of 2008 and 2009 Audits
The Company cautioned that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to change as the Company continues to diligently work with its auditors to complete its 2008 and 2009 audits in order to become current with its financial reporting obligations.  The 2009 information is the same as previously reported by the Company for those periods.  Audited financial statements for the full-year 2009 will be reported in filings with the U.S. Securities and Exchange Commission as soon as they become available, and may differ from the information currently and previously reported by the Company.  Subject to the foregoing caveats, the information presented herein represents the best information currently available to Taro management and the Company believes that it fairly presents the Company’s results of operations.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, completion of the 2008 and 2009 audits, and estimates of financial results and financial information for 2008-2010.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the 2008 and 2009 audits, actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited and Unreviewed)
(U.S. dollars in thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

NET SALES	$103,215	$93,856	$290,487	$275,566
Cost of Sales	41,736	42,981	121,028	120,258
Gross Profit	61,479	50,875	169,459	155,308
Operating Expenses:

Research and Development	9,592	8,058	27,730	26,497
Selling and Administrative	27,797	26,001	80,783	77,341
Operating Income	24,090	16,816	60,946	51,470
Financial Expenses:
Interest and Other Financial Expenses	2,767	3,445	6,485	8,402
Foreign Exchange Expense	2,104	4,264	1,566	6,515

Other Income	284	106	157	253

Income before Income Taxes	19,503	9,213	53,052	36,806
Income Tax Expense/(Benefit)	643	(513)	5,020	3,485
NET INCOME	$18,860	$9,726	$48,032	$33,321

Earnings per Ordinary Share:
Basic	$0.48	$0.25	$1.22	$0.85
Diluted	$0.46	$0.24	$1.16	$0.82

Weighted-Average Number of Shares Used to Compute Earnings per Ordinary Share:
Basic	39,495,864	39,240,703	39,332,419	39,217,941
Diluted	41,334,604	40,536,362	41,248,337	40,546,015

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(Unaudited and Unreviewed)
(U.S. dollars in thousands)

	September 30,	December 31,
	2010	2009

Assets

Current Assets:
Cash and Cash Equivalents	$89,477	$98,439
Short-Term Bank Deposits	37,250	9,427
Restricted Short-Term Bank Deposits	5,250	5,250
Marketable Securities	5,156	-
Accounts Receivable:
Trade, net	78,018	72,695
Other Receivables, Prepaid Expenses and Other	23,820	21,226
Inventories	75,588	65,341
Total Current Assets	314,559	272,378

Long-Term Investments	25,953	23,307
Property, Plant and Equipment, net	171,210	180,440
Other Assets	33,485	32,175
TOTAL ASSETS	$545,207	$508,300

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$74,851	$89,935
Current Maturities of Long-Term Debt	16,838	29,265
Accounts Payable and Accrued Expenses	103,418	101,608
Total Current Liabilities	195,107	220,808

Long-Term Liabilities	40,113	38,372
Deferred Taxes and Other Liabilities	12,479	11,293
Total Liabilities	247,699	270,473

Shareholders' Equity	297,508	237,827
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$545,207	$508,300

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